Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth the ratio of earnings to combined fixed charges and preferred dividends for the periods indicated below.

	Year Ended December 31, 2005	Period From May 6, 2004 (Inception) to December 31, 2004	Period From January 1, 2006 to March 24, 2006

Income (Loss) Before Income Taxes	$(8,689,201)	$ (3,699,738)	$ 4,336,100
Fixed Charges	19,883,760	860,215	6,595,442
Amortization of Capitalized Interest	6,591	—	8,309
Capitalized Interest	(127,652)	—	(87,902)

Earnings	$11,073,498	$ (2,839,528)	$ 10,851,949

Interest Expense	$17,367,079	$ 773,101	$ 5,807,705
Portion of Rent Related to Interest	2,389,029	87,114	699,835
Capitalized Interest	127,652	-	87,902

Fixed Charges	19,883,760	860,215	6,595,442

Preferred Stock Dividends	—	—	—

Combined Fixed Charges and Preferred Stock Dividends	$19,883,760	860,215	$ 6,595,442

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—	1.6x

Deficiency	$8,810,262	$ 3,699,738	$ —